June 14, 2005

Larry Spirgel

Assistant Director

Mail Stop 0407

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2004 (the "2004 Form 10-K")

Filed April 18, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2005 (the "March 31 Form 10-Q")

File No. 1-13178

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the "Company") to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated May 31, 2005 (the "May 31 Letter") regarding the Company's above-referenced filings. The responses to the Staff's comments are provided in the order in which the comments were set out in the May 31 Letter and are numbered correspondingly.

The Staff's comments, indicated by bold, are followed by responses on behalf of the Company. Page references below are to the applicable Exchange Act filing, as the case may be.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 26

Presentation of "Combined" Revenue, Operating Costs and Operating Profits, page 26

1.

We note your presentation of "combined" results of operations within the marketing communications segment. Tell us why you believe these measures are appropriate under the guidance in Item 10 of Regulation S-K. In addition, please balance this discussion with an equally prominent and comparably detailed discussion of the marketing communications segment results on a US GAAP basis.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

Item 10(e)(i)(C) requires that the registrant provide a statement disclosing why management believes that the non-GAAP financial measure provides useful information about the registrant's financial condition and results of operations. Management has provided this information on pages 26-27 of the 2004 Form 10-K.

In preparing the Company's MD&A for the year ended December 31, 2004 and March 31, 2005, the Company presented combined operating results as the Company believes that it provides additional useful information to investors regarding its financial condition and results of operations. The following are the main reasons why the Company believes the information to be useful:

•        The Company operates as a holding company, owning various ownership interests in similar entities. The Company both manages and monitors the businesses similarly, regardless of the ownership interest. The Company believes that it is important for investors to see how management monitors the results of the Marketing Communications segment including how it evaluates certain key performance indicators (e.g., revenue growth and operating expenses as a percentage of revenue) on a comparable basis across the Marketing Communications segment.

•        A significant portion of the Company's revenues and profit is generated by a 49% owned subsidiary, Crispin Porter + Bogusky, which was historically accounted for on the equity basis, but since September 22, 2004 has been consolidated in accordance with FIN 46R. By presenting the results on a combined basis, the periods are more comparable.

In future filings, the Company will enhance the description of why it believes the combined information is useful to investors and users of the financial statements.

Item 10(e)(i)(A) requires that the registrant provide a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. In preparing the MD&A, the Company intended to provide an analysis on a combined basis to illustrate trends in the underlying performance of all of the entities in which the Company has an equity interest. The trend information was not separately disclosed in the GAAP section of the MD&A as the trends set out in the combined section were not inconsistent with the GAAP analysis. The Company made the reader aware of this fact on page 36 of the Form 10-K, which states that "As previously discussed, the increase related primarily to acquisitions (excluding those accounted for on an equity basis) in the Marketing Communications Group,..." The following sample illustrates how the GAAP trends were not inconsistent with the combined trends presented in the MD&A: revenues by geographic region remained the largest component for the U.S. region at 78% on a combined basis, compared to 68% on a GAAP basis. Revenues from advertising services also remained the highest component of the Marketing Communications Group, with revenues on a combined basis equal to 45%, compared to revenues on a GAAP basis equal to 39%; and operating profit on a combined basis would have grown 41%, compared to 46% on a GAAP basis. Accordingly, the Company did not believe that it was necessary to repeat the detailed disclosure of the reasons underlying the changes in the Marketing Communications division for the GAAP financial data, as we believe it did not provide any additional value to the MD&A. The Company believes that the disclosures made on a GAAP basis meet all the required disclosures of Item 303.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

For the reasons described above, the Company believes it has provided balanced disclosure regarding the Marketing Communications segment on a GAAP basis, and the disclosure that is presented for combined information is incremental to the required GAAP presentation. The Company further believes that the information provided is not misleading to the users of the financial statements. The Company has noted the Staff's concern over equal prominence and will commit to enhancing the disclosure of the GAAP numbers on a prospective basis.

Note 2 – Significant Accounting Policies, page 66

Goodwill and Indefinite Lived Intangibles, page 68

2.	Tell us how you have identified your reporting units under SFAS 142 for purposes of testing goodwill for impairment.

                The Company has identified its reporting units under SFAS 142, for purposes of testing goodwill for impairment, to be its operating segments. In accordance with SFAF 142 paragraph 30: "A reporting unit is an operating segment or one level below an operating segment (referred to as a component)". A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Paragraph 17 of SFAS 131 provides guidance on aggregation and the definition of similar economic characteristics. Management has concluded that under this guidance the components under the Marketing Communications operating segment (which as of December 31, 2004 represented all the recorded goodwill) have similar economic characteristics and similar long-term quantitative economic characteristics. For additional information on aggregation, see our response to Staff question 7.

In addition, as part of the Company's annual testing of goodwill, the Company also prepared an analysis of goodwill impairment on a legal entity level basis, which confirmed its conclusion that there was no goodwill impairment for the fiscal year ended December 31, 2004.

Note 7 – Investments in Affiliates, page 80

3.

Tell us how you determined that you were not required to present separate financial statements under Rule 3-09 of Regulation S-X or summarized financial information under Rule 4-08 of Regulation S-X for any of your investments in affiliates, which are accounted for using the equity method.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

Rule 3-09 of Regulation S-X

Pursuant to Regulation S-X, Rule 3-09 and Rule 1.02(w), as at December 31, 2004, the Company's' most recently completed fiscal year, the Company's consolidated total assets were $437,855,000 and its consolidated income from continuing operations, before income taxes, extraordinary items and cumulative change in accounting principles (as computed based on the "computational notes" due to a 10% lower level of earnings and due to a loss year) was $26,652,000. None of the Company's investments in subsidiaries not consolidated accounted for on the equity basis as at December 31, 2004 exceeded the 20% thresholds as determined pursuant to Rule 1-02(w) tests 1 and 3. The largest equity accounted for investment only accounted for 1% of our consolidated total assets and 1.8% of our adjusted consolidated income from continued operations.

Rule 4-08 of Regulation S-X

Pursuant to Rule 4-08(g), although the Company is not required to provide summarized financial information for its investments accounted for under the equity method at December 31, 2004 as it did not meet the criteria in Rule 1-02(w) for a significant subsidiary per 4-08(g)(1)(ii), the Company did provide the summarized financial data for investments accounted for under the equity method as required by APB 18(20). The aggregated equity accounted for investments only accounted for 2.5% of the Company's consolidated total assets, and 4.1% of our adjusted consolidated income from continued operations.

Note 9 – Variable Interest Entities, page 81

4.	Describe for us in more detail your accounting for your investment in Crispin Porter + Bogusky, LLC (CPB) by clarifying the following items:
	•	How you determined that CPB is a variable interest entity under FIN 46R.
	•	How you determined that you were not the primary beneficiary prior to September 22, 2004.
	•	The nature of the events that occurred on September 22, 2004 and earlier in the third quarter that caused you to change your method of accounting for this investment.
	•	How you determined that you are the primary beneficiary of CPB after September 22, 2004.

                The Company reviewed its accounting for CPB under paragraph 29 of FIN 46R as a result of a triggering event on September 22, 2004, and determined that it met the conditions of FIN 46R paragraph 5(c) effective from September 22, 2004. Prior to September 22, 2004, the Company determined that its investment in CPB did not qualify as a VIE as it did not meet the criteria of paragraph 5 (c). The following provides a summary of our determinations.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

(a)              Paragraph 5(a) considerations:There are no other variable interest holders in CPB other than Maxxcom (a wholly owned subsidiary of the Company) and the Founders

The ownership of CPB membership interests is as follows:
Member	% Ownership
Maxxcom	49%
Crispin & Porter Acquisition Inc ("CPB/ S-Corp")	50%
Founder 1	0.36%
Founder 2	0.27%
Founder 3	0.27%
Founder 4	0.10%
Total	100%
The ownership of CPB /S-Corp is as follows:

Member	Percentage ownership
Founder 1	40.907%
Founder 2	30.641%
Founder 3	19.297%
Founder 4	9.155%
Total	100%

The only debt outstanding is the loan payable to the Company on account of the leasehold improvement. On June 25, 2003, Maxxcom advanced $2 million to CPB under a Promissory Note and Security Agreement to enable CPB to acquire leasehold improvements. Neither Maxxcom's nor the Founder's equity investment at risk is excluded from equity investment at risk as it represents all of the investment in membership interests, there are no guaranteed returns, and none of the investments are redeemable by CPB and thereby not excluded from equity under FAS 150.

Maxxcom has a call option to purchase additional interests in CPB and the S-Corp/Founders have a put option to sell their interest in CPB to Maxxcom. The exercise prices for 34% of both the put and call options are variable and are intended to represent an estimate of future fair value, while the remaining 17% call option is a fixed price call. The Company has concluded that the 51% interest subject to the puts and calls should be considered in the aggregate as the Founders interest is not divisible. The 17% fixed price call option is not

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

a specific subset of the 51% interest, but rather the investment needs to be considered as a whole. The Company has concluded that the presence of variable priced put and call options do not result in the equity of the Founders being excluded from equity at risk under paragraph 5(a) as the equity instruments would participate significantly in the profits and losses of the entity. Aggregating the fixed put/call with the variable put/call would still allow the holders to participate significantly in the profits and losses.

In applying paragraph 9, the Company has looked at the facts and circumstances that gave rise to the loan. CPB's historical operating results have been strong. The loan for the leasehold improvements could be paid out at any time by CPB purely by not paying out the monthly profit distributions (which is specifically provided for in the operating agreement). CPB could have paid for the leaseholds on its own based on its cash flows from operations, without any borrowings or CPB would have had no difficulty obtaining third party/bank borrowings to pay for the leaseholds. At the time of the Company's assessment management concluded that the equity at risk in CPB was significant. Subsequent to the Company's determination at September 22, 2004, a fair value assessment was prepared by an external valuator that confirms the significance of the equity at risk as the fair value of CPB was estimated to be $84.5 million. Due to the large profits CPB earns, and amount of the leasehold financing relative to the fair value of the equity at risk and a qualitative assessment of the expected losses, we have concluded that the equity at risk is currently sufficient and 5(a) is not met.

(b)	Paragraph 5(b) considerations:

There are no other variable interest holders in CPB other than Maxxcom and the S-Corp/Founders as at January 1, 2004 and September 22, 2004, and all of the equity of both Maxxcom and the Founders is included in equity at risk (as noted above under the paragraph 5(a) discussion). On a combined basis, Maxxcom and the Founders own all of the membership interests of CPB. Accordingly, paragraph 5(b) is not met.

(c)	Paragraph 5(c) considerations:
	(i)	Disproportionality of voting interests and sharing of profits and losses - (5(c)(i)):

                MDC owns 49% of the membership interests of CPB and the Founders individually or through S-Corp. own the remaining 51% of the membership interests. We have determined that the voting rights of the investors are not proportionate to their obligations to absorb the expected losses of the entity and their rights to receive the expected residual returns as Maxxcom receives more of the share of the earnings under the terms of the amended contract of June 2003. Under the terms of that amendment, the parties agreed that for the period between 2003 and 2007, for any pre-tax profit over a defined amount, Maxxcom would participate at a 57.5% interest (disproportionate sharing of the earnings) (being its equity ownership of 49% plus half of the additional equity ownership it would have been entitled to had the 2003 Call option been exercised for 17% of CPB). Therefore the first portion of 5(c)(i) has been met at both January 1, 2004 and September 22, 2004.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

(ii)	Related party considerations under paragraph 16:

The Founders holding company (S-Corp) is not financed by the Company and the Company did not finance the Founders interest in CPB nor was it given to them by the Company. As at January 1, 2004, the Founders were not officers, directors or employees of the Company or any of the Company's other subsidiaries prior to or at the time of the acquisition by the Company or as at January 1, 2004. Accordingly, as at January 1, 2004, the Founders are not considered to be related parties under paragraph 16(c) of FIN 46R.

However, as at September 22, 2004, several of the Founders had become officers of the Company or its subsidiaries and accordingly, as at September 22, 2004, the Founders are considered to be related parties under paragraph 16(c) of FIN 46R.

(iii)	Substantially all of the activities test -5(c)(ii):

In order to meet the conditions of paragraph 5(c)(ii), substantially all (the Company concluded that this meant at least 90%) of the entity's activities either involve or are conducted on behalf of the investor with disproportionately few voting rights. However, under footnote 11, activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights (i.e., the Founders who are considered related pursuant to Paragraph 16), shall be treated as if they involve or are conducted on behalf of that investor. As a result, the profits and losses attributable to those Founders who are related parties are included as if received by the Company and to the extent that the aggregate (the Company's and related party Founder's) share of profits and losses exceeds 90%, then conditions of 5(c) would be met. Because the Founders are considered related parties only as at September 22, 2004 (the date of the triggering event), the assessments of whether the test in paragraph 5(c)(ii) is met is different as at January 1, 2004 and as at September 22, 2004.

At January 1, 2004 none of the conditions of paragraph 16 were met. Although the Company has disproportionately few voting rights, substantially all of the LLC's activities would not be considered to be either involved with or conducted on behalf of the Company and 5(c)(ii) would not be met and therefore CPB was not considered a VIE at that date, and consequently could not be the primary beneficiary at that date.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

Events that Occurred on Sept 22, 2004 and Earlier that Resulted in a Change in Accounting

Q3, 2004 Triggering Events under Paragraph 7 of FIN 46R

On September 22, 2004, the Company entered into a new credit facility that provided for all of the assets of CPB to be pledged as collateral to secure the loans under the credit facility, and CPB became part of the Company's consolidated cash sweeping account arrangement. The Company determined that this event triggered a reconsideration event.

On May 27, 2004, the president of CPB, Chuck Porter, who is also a Founder and the largest shareholder of S-Corp, became an officer of the Company (Chief Stategist). Prior to that time Chuck Porter was the President of CPB but not an officer nor director of the Company or any of its subsidiaries or equity accounted for investees. As a result of this, as at the September 22, 2004 reconsideration date, Chuck Porter is related to the Company under the provisions of paragraph 16(c) of FIN 46R.

During the third quarter 2004, but prior to September 22, 2004, Alex Bogusky and Jeff Stienhower, two of the CPB Founders and other shareholders of S-Corp, were appointed officers of Maxxcom Inc. (US). Maxxcom Inc (US) is a subsidiary of the Company, though which it owns the majority of the Company's US investments in agencies. As a result of this, as at the September 22, 2004 reconsideration date, Alex Bogusky and Jeff Steinhower are related to the Company under the provisions of paragraph 16(c) of FIN 46R.

At September 22, 2004, three of the Founders were officers of the Company or its subsidiaries and consideration needs to be given as to their ownership in CPB. Each of these Founders own a small interest in CPB directly. The remaining interest is owned through CPB/S-Corp. Each of the Founders who are officers of the Company or its subsidiaries would be considered related parties along with CPB/S-Corp as a result of the fact that the group of Founders who are also officers of the Company or its subsidiaries controls CPB/S-Corp. Consequently, the related party group comprising the Founders who are also officers and CPB/S-Corp own a 50.73% interest in CPB. When added to Maxxcom's share of 49%, the total equity interest of Maxxcom and the related parties is 99.73%, which is in excess of the 90% threshold. Therefore, at September 22, 2004, CPB met the tests under 5(c)(ii) and 5(c)(i) and is considered a VIE.

(d)	Determination of the primary beneficiary – September 22, 2004

Given that the Founders and Maxxcom are related parties, the related party interests were combined to determine if, as a group, they absorb the majority of expected losses or expected residual returns – which is the case as the group owned a 99.73% equity interest. The Company used the guidance in paragraph 17 of FIN 46R to determine which party in the related party group should consolidate the VIE.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

After reviewing the facts and circumstances the Company had concluded that it is the primary beneficiary for the following reasons:

•	The Company is the largest stakeholder in the business with a 49% equity interest. The next largest owns 20.8%.
•

The ownership of marketing and advertising businesses is the nature of what the Company does. The Company has a controlling interest in excess of 20 advertising agencies. The Company is in the business of acquiring and holding these interests. CPB is one of the more successful agencies in the Company's group and adds significant value to the Company from a financial and reputation perspective.

•

The Company has the ability and intent to increase its shareholdings through the fixed and variable calls options, which demonstrates that it has a long-term interest in the investment. Since the Founders have a well-defined exit strategy in the put/calls, their investment can be seen as shorter term in nature. This indicates that the Company has closer ties currently and in the long term.

•

The Founders' equity, although considered equity at risk are not fully exposed to the expected losses of CPB due to their ability to exercise the puts. Particularly, the Founders have limited their exposure to losses with the 17% fixed call/put option that can first be exercised in 2007. The Founders have assumed some risk associated with the pledging of CPB's assets in favor of the Company's lenders. However, this is also evidence that they are simply acting as an agent for the Company, who has a principal relationship.

•	The Company has additional exposure through the current loan arrangement and future exposures in any additional financing that may be required in the future.
•	The design of CPB (and the puts/calls) was designed such that over time, the Company would control the entity.

        Consequently, the Company determined that it was the primary beneficiary and would consolidate its investment in CPB in accordance with FIN 46R effective from September 22, 2004, the date of the last reconsideration event.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

Note 14. Bank Debt, Long-Term Debt and Convertible Notes, page 87

(a) MDC Revolving Credit Facility, page 87

5.

We note that on December 22, 2004, March 14, 2005, April 1, 2005, and May 9, 2005 you obtained a waiver of any default that may have occurred as a result of your failure to comply with your total debt ratio and fixed charge coverage ratio covenants. In light of these events, tell us how you applied the guidance in EITF 86-30 in determining that it was appropriate to classify your debt as non-current at December 31, 2004 and March 31, 2005.

                On each of December 22, 2004, March 14, 2005, April 1, 2005, and May 9, 2005, the Company received an amendment and waiver of any default that may have occurred as a result of the Company's failure to comply with certain of its covenants under the Company's Credit Facility. With respect to the May 9, 2005 amendment, the lenders under the Credit Facility agreed to make the financial covenants less restrictive on a prospective basis.

Pursuant to the December 22, 2004 waiver and amendment, the lenders under the Credit Facility extended the due date for the Company to deliver its interim financial statements for the period ended September 30, 2004 and waived any breach by the Company in respect of the potential inaccuracy of certain representations and warranties made by the Company as a result of the restated financial statements filed on December 22, 2004.

In March 2005, the Company became aware that they would not meet the total debt ratio and fixed charge coverage ratios as at December 31, 2004. The March 14, 2005 amendment extended the due date for the Company to deliver its annual financial statements, modified certain financial covenants as at December 31, 2004, and changed the pricing grid for advances under the Credit Facility. In negotiating the revised covenants, Management took into account its revised twelve month forecast and expected debt requirement levels for the period ending December 31, 2005. It was also anticipated at March 14, 2005 that the Credit Facility would be further amended upon the completion of the Zyman Group LLC acquisition as at the time, such amendment was being negotiated with the lending syndicate.

Pursuant to the April 1, 2005 amendment, the lenders under the Credit Facility agreed to increase the total revolving credit commitments available in order to permit the Company to consummate the acquisition of the Zyman Group, and to modify certain financial covenants as the level of borrowings were to increase as a result of the acquisition. Management negotiated the covenants taking into account the revised twelve month forecast and the expected levels of borrowings for the period ending December 31, 2005. Prior to the release of the December 31, 2004 financial statements, management prepared a detailed analysis of the debt covenants going out 12 months from December 31, 2004 using the revised forecast and assessed that it was probable that the Company would satisfy all covenants under the Credit Facility for the future 12 month period. At the time the financial statements for the year ended December 31, 2004 were released, the Company relied on the forecasted numbers as the results of operations for the three months ended March 31, 2005 were not completed at the time of filing.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

In May 2005, in finalizing the Company's financial results for the first quarter of 2005, the Company determined that due to softer than expected operating results in the first quarter, and a higher than expected reduction in its accounts payable and accrued liabilities, the Company had failed to comply with its total debt ratio covenant at March 31, 2005. As a result, on May 9, 2005, the lenders under the Company's Credit Facility agreed to modify the Company's total debt ratio covenant, and waived the default that may have occurred as a result of the Company's failure to comply with its total debt ratio covenant solely with respect to the test period ending March 31, 2005. In revising the debt ratio covenant, the Company undertook a detailed review of the twelve month forecast ending March 31, 2006 and prepared a detailed analysis of the debt covenants going out 12 months to March 31, 2006, using the revised forecast and assessed that it was probable that the Company would satisfy all covenants under the Credit Facility for the 12 month period ending March 31, 2006.

The Company assessed the classification of the Credit Facility at both December 31, 2004 and March 31, 2005 using the guidance in ETIF 86-30. Based on the information available at the time each of the affected financial statements were prepared for the periods ended December 31, 2004 and March 31, 2005, the Company in accordance with ETIF 86-30 believed that it was probable that it would be in compliance with all of its financial covenants for the subsequent 12 month periods. Accordingly, the Company determined that it was appropriate to classify its debt maturing beyond 12 months from the date of the financial statements as non-current at December 31, 2004 and March 31, 2005.

Note 16 – Gain on Sale of Assets and Settlement of Long-term Debt, page 94

6.

Explain for us in more detail the nature of your investment in Custom Direct Income Fund and Custom Direct, Inc. Clarify for us how you accounted for these investments, when you exchanged your interests in Custom Direct, Inc. for units of Custom Direct Income Fund, and how you accounted for this exchange. In addition, tell us the original terms of the adjustable rate exchangeable securities that you issued on December 8, 2003. Were these securities initially exchangeable for shares of the Custom Direct Income Fund or for shares of your own stock?

                In the second quarter of 2003, the Company sold 80% of Custom Direct, Inc. ("CDI") to the Custom Direct Income Fund ("Fund") for cash and units of the Fund representing approximately 18.9% of the Fund. The Company had the right to exchange its remaining 20% of CDI into units of the Fund, such that the Company would obtain 20% of the Fund, provided an "Exchange Event" had occurred. An "Exchange Event" is defined as follows:

The Exchange Event is defined as the occurrence in respect of any year of each of the following:

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

i)	The Fund meeting the EBITDA target; and
ii)	The Fund meeting the Distribution target,

Provided in each case that Custom Direct ULC, an indirect subsidiary of the Fund, is not then in default of its interest obligations under the notes it has issued to the Fund.

Prior to the 80% sale of CDI in the second quarter of 2003, the Company consolidated CDI. Subsequent to the sale of CDI to the Fund, the Company accounted for its remaining interest in CDI under the equity method and its interest in the Fund was accounted for under the cost method. During the third quarter of 2003, the Company sold its units of the Fund, through a private placement, for cash proceeds.

On the initial sale of 80% of CDI, the Company recognized a gain on disposal of CDI equal to the net proceeds received (including the fair value of the 18.9% interest in the fund) less 80% of the carrying amount of CDI.

In assessing the appropriate accounting treatment for the investments and for the exchange of our investment in CDI into units of the Fund, the Company addressed the following questions:

1.	What is the appropriate accounting for the disposition of the 80% interest CDI in Q2 2003?
2.	What is the appropriate accounting by the Company for the 20% continuing interest in CDI?
3.

What is the appropriate accounting for the 18.9% interest in publicly traded units of the Fund? Does the fact that the Company is able to exercise significant influence at the CDI level, affect its accounting at the Fund level? Should the Company look through the investment in the Fund and account for it under the equity method similar to the CDI investment?

EITF 89-7, Exchange of Assets or Interest in a Subsidiary for a Non-controlling Equity Interest in a New Entity was codified under EITF 01-2. EITF 01-2, Issue 8 (a) addresses what level of monetary consideration is required for the transaction to be considered monetary in its entirety and therefore out of the scope of APB 29. The EITF concluded that if the monetary consideration was in excess of 25% of the fair value of the exchange, then the transaction should be recorded as a fair value exchange. In this case, the cash consideration represented 72% of the total fair value of the exchanged amounts, therefore this is a monetary transaction that should be accounted for at fair value.

EITF 01-2, 8(b) then addresses in a monetary exchange accounted for at fair value, is recognition of a full or partial gain appropriate if an entity transfers its ownership in a controlled asset or business to another entity in exchange for a non-controlling interest in the other entity. The EITF concluded that similar to Issue 6, if the fair value of the assets or ownership interest given up is greater than its carrying value, then (a) the gain in the amount of that difference should be recognized if the entity accounts for that ownership interest received using the cost method, or (b) a partial gain should be recognized if the entity accounts for the ownership interest received using the equity method. The partial gain would be recognized based on (a) less the portion of that gain represented by the economic interest (which may be different than the voting interest) retained.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

Accordingly, the responses to questions 2 and 3, whether the accounting for the 18.9% Fund interest received is at cost (or actually as a SFAS 115 investment) or using the equity method dictated whether a full or partial gain was recognized on the exchange transaction.

Paragraph 17 of APB 18 states:

"The Board concludes that the equity method of accounting for an investment in common stock should also be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock. Ability to exercise that influence may be indicated in several ways, such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel, or technological dependency. Another important consideration is the extent of ownership by an investor in relation to the concentration of other shareholdings, but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor. The Board recognizes that determining the ability of an investor to exercise such influence is not always clear and applying judgment is necessary to assess the status of each investment. In order to achieve a reasonable degree of uniformity in application, the Board concludes that an investment (direct or indirect) of 20% or more of the voting stock of an investee should lead to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee. Conversely, an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated."

FIN 35 provides the following guidance on applying APB 18, specifically an investor with ownership of 20 percent or more shall evaluate all facts and circumstances relating to the investment to reach a judgment about whether the presumption that the investor has the ability to exercise significant influence over the investee's operating and financial policies is overcome.

"Evidence that an investor owning 20 percent or more of the voting stock of an investee may be unable to exercise significant influence over the investee's operating and financial policies requires an evaluation of all the facts and circumstances relating to the investment. The presumption that the investor has the ability to exercise significant influence over the investee's operating and financial policies stands until overcome by predominant evidence to the contrary.

"Examples of indications that an investor may be unable to exercise significant influence over the operating and financial policies of an investee include:

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

1.	Opposition by the investee, such as litigation or complaints to governmental regulatory authorities, challenges the investor's ability to exercise significant influence.
2.	The investor and investee sign an agreement under which the investor surrenders significant rights as a shareholder.
3.	Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.
4.

The investor needs or wants more financial information to apply the equity method than is available to the investee's other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails.

5.	The investor tries and fails to obtain representation on the investee's board of directors.

FIN 35 states that this list is illustrative and is not all-inclusive. "None of the individual circumstances is necessarily conclusive that the investor is unable to exercise significant influence over the investee's operating and financial policies. However, if any of these or similar circumstances exists, it may be necessary to evaluate the facts and circumstances for a period of time before reaching a judgment."

At the CDI level, while a majority of the ownership of CDI is concentrated in the 80% holding directly and indirectly by the Fund, the Security Holders Agreement precludes the Fund and its Trustees from operating CDI without regard to the views of the Company. The Security Holders Agreement permitted the Company to exercise significant influence over the operating and financial policies of CDI by its representation on the Board of Directors as the Chairman of the Board of Directors and the requirement of the Company's Board representative to sit on any of the Board committees thus allowing it to participate in the policy making process. Accordingly, at the CDI level, the Company concluded that its investment in CDI should be accounted for under the equity method of accounting, and not the cost method.

The next issue is the accounting for the 18.9% interest in the Fund units. The Company had no influence over the operating and financial policies of the Fund which are governed by the Declaration of the Trust and subject to the governance of the Trustees. The Company had no position as a Trustee. Any major decisions of the Fund required a two thirds majority over which the Company does not exercise any influence. There were no facts or circumstances to overcome the presumption that the Company did not have significant influence over the governance of the Trust and that the Trust units should be accounted for as a "cost" investment in the context of EITF01-2 Issue 6.

The operations of the Fund are limited to the 80% interest in CDI and its investment in the ULC holding company which would eliminate on consolidation. The Fund holds some amount of cash to pay its bills and to make distributions to members. The Fund has additional expenses of the Trust operations. The Fund is a non- taxable entity since the taxes are attributed to the unit holders. There are no other investments of any significance in the Fund other than CDI. While the most significant underlying asset contained in the 18.9% interest in the Fund is similar to that of the 20% interest in CDI, (i.e. both are investments in CDI), the fact that the Trust is a separate legal entity, subject to separate corporate governance provisions, with its own assets and liabilities and the fact that it's equity is publicly listed for trade, unlike CDI, we concluded that this is a different investment and should not be accounted for as a 35.12% interest in CDI (20% plus 18.9% of 80%).

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

The Company concluded that it does not exercise significant influence over the Trust. Accordingly, full gain recognition would be acceptable under EITF 01-2 Issue 6 and 8(b).

2004 Exchange of CDI shares for units in the CDI Fund

As a result of spinning off Custom Direct Inc. into the Fund, the Company acquired the contractual right to exchange its Custom Direct Inc. common shares for CDI Units, once an Exchange Event has occurred, as discuss above. The Company assessed whether this contractual right was a "derivative" under the scope of FASB 133.

One of the requirements of a "derivative" under paragraph 6 of FASB 133 is that "Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement." Paragraph 9(c) amplifies on this settlement provision, as follows:

"One of the parties is required to deliver an asset of the type described in paragraph 9(a) [the underlying security] but that asset is readily convertible to cash or is itself a derivative instrument. An example of that type of contract is a forward contract that requires delivery of an exchange-traded equity security. Even though the number of shares to be delivered is the same as the notional amount of the contract and the price of the shares is the underlying, an exchange-traded security is readily convertible to cash. Another example is a swaption-an option to require delivery of a swap contract, which is a derivative."

The Company concluded that the contractual right to exchange the Custom Direct Inc. common shares for CDI Units did not have a net-cash settlement provision. The Company also concluded that the Custom Direct Inc. common shares are not readily convertible into cash.

Accordingly, the Company concluded that its contractual right to exchange its Custom Direct Inc. common shares for CDI Units, once an Exchange Event has occurred, is not a "derivative" under the scope of FASB 133. Thus, the Company believes that the contract would only be given accounting recognition upon exercise of the exchange right, resulting in the acquisition of the CDI Units and the disposition of the Custom Direct Inc. common shares giving rise to the gain on the sale of the Custom Direct, Inc. shares recorded during the first quarter of 2004.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

Terms of the Adjustable Rate Exchangeable Securities

Details of the terms of the adjustable rate exchangeable securities are available in a short form prospectus filed on SEDAR dated December 1, 2003.

On December 1, 2003, the Company issued exchangeable securities ("Exchangeable Securities") to the public at a price of $8.75 per Exchangeable Security. Under the terms of the Exchangeable Securities, at any time after the Exchange Event (described above), each Exchangeable Security would be redeemable by the Company for one CDI Unit and are exchangeable into one CDI Unit at the option of the holder. At any time on or after the completion of the audit for the Fund for the year ended December 31, 2004, and provided Exchange Event has occurred, the Exchangeable Securities would be redeemable by the Company for cash. Redemption is at a redemption price per Exchangeable Security equal to (a) in the case of a CDI Unit redemption – One CDI Unit and (b) in the case of a cash redemption – the greater of (i) the principal amount ($8.75 per Exchangeable Security) and (ii) the Current Market Price of a CDI Unit.

Upon the occurrence of an Exchange Event, the Company was required to issue a press release advising the holders of the Exchangeable Securities that they are entitled to exercise their exchange rights. At any time after the occurrence of an Exchange Event, each Exchangeable Security would be redeemable by the Company for one CDI Unit.

The Exchangeable Securities bear interest from December 1, 2003, at an adjustable rate payable equal to the percentage that the actual monthly distribution paid on a unit (‘‘Unit'') of Custom Direct Income Fund (the ‘‘Fund'') in such month is of the principal amount per Exchangeable Security, but in no event less than 0.25% (being 3% per annum).

On the maturity date, the Company would be required to repay the Exchangeable Securities at their principal amount ($8.75 per Exchangeable Security) - satisfied by either (i) delivery of cash or (ii) CDI Units of equivalent value.

The Company's obligation to deliver CDI Units upon the exercise of the holder's exchange rights under the Exchangeable Securities was secured by a pledge to the Trustee of the CD Shares (Pledged Shares) or other Eligible Securities. Under the terms of the pledge, the Company could not sell all or any part of the Pledged Shares, unless at the time of the sale, no event of default has occurred and the Pledged Shares remaining subject to the pledge, together with such Eligible Securities as the Company shall have pledged to the Trustee as replacement security, (collectively the "Pledged Eligible Securities") shall have a Market Value not less than the aggregate Current Market Price of the number of units into which the then outstanding Exchangeable Securities are exchangeable (the "Secured Amount").

If at any time thereafter, the market value of the Pledged Securities was less than the Secured Amount, the Company would be required to pledge additional Eligible Securities to the Trustee so that the Market Value of the Pledged Eligible Securities is not less than the Secured Amount.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

If at any time thereafter, the market value of the Pledged Eligible Securities exceeded the Secured Amount, the Company could, provided no Event of default has occurred, require the Trustee to release Pledged Eligible Securities to the effect that the Market Value of the Pledged Eligible Securities is not less than the Secured Amount. At no time were the adjustable rate exchangeable securities exchangeable for the Company's shares.

Note 17 – Segmented Information, page 95

7.

Tell us how you have determined that you have two reportable segments. If you have aggregated several operating segments into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics. In addition, provide us with a chart of your organizational structure and tell us who you have identified as your chief operating decision maker.

                The Company has determined that it has two reportable segments. Paragraphs 4 and 5 of SFAS 131 state,

"This Statement requires that general-purpose financial statements include selected information reported on a single basis of presentation. The method the Board chose for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise's internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner. The management approach facilitates consistent descriptions of an enterprise in its annual report and within various other published information. It focuses on financial information that an enterprise's decision makers use to make decisions about the enterprise's operating matters. The components that management establishes for that purpose are called operating segments."

Evidence of Company's Management Approach

•	Internal financial reporting model

The Company has 33 business units. The Company considers its business units to each be stand-alone business operations, each with its own brand identity and management team, which reports its financial results to the Company's head office. All of the subsidiaries report detailed operating results in a substantially similar manner to the Company's Corporate Accounting Department. The financial information is loaded into Hyperion, a financial consolidation and reporting tool utilized by the Company. A summary monthly "Flash" report is prepared by corporate accounting and distributed to the senior management team, including Miles Nadal, Chief Executive Officer, Steven Berns, EVP and Vice Chairman who is effectively the chief operating officer of Marketing Communications, and Steve Pustil, Vice Chairman and President, Secure Products. The Flash is the financial report primarily utilized by the chief operating decision maker (Nadal) and his team each month to review the financial performance of the Company. The financial measure that Nadal is most concerned with and uses to evaluate the performance of the Company is the total EBITDA of the two segments.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

Each business is individually listed on the Flash Report and has been strategically grouped into one of the two different service segments - Marketing Communications and Secure Products. Revenue, operating income and operating margins are presented for each business with subtotals for each of the two segments. "Total MDC Partners EBITDA after corporate expenses" is arrived by making adjustments for consolidation entries, adding back depreciation and amortization, deducting minority interest and corporate expenses. Corporate information is also segregated from the operations. Specific business performance is discussed on an exception basis only in the context of a weekly operating review meeting. The geographic subtotals within the monthly Flash report (i.e. there is an alphabetical listing of the Canadian agencies followed by a subtotal for Canada, an alphabetical listing of the US agencies followed by a subtotal for US, and an alphabetical listing of the UK agencies followed by a subtotal for UK) are only shown to facilitate the preparation of the report and specifically, the foreign currency translation, by the corporate accounting staff. Results are not reviewed along geographic lines within or outside of the Company.

Although separate financial statements are available for each business, this does not mean that the detailed results are separately reviewed by the chief operating decision maker to facilitate the management of the underlying business activities of each investment and that each of these operating businesses would then meet the operating segment criteria.

For very practical reasons, discrete financial information is maintained for the separate business units.

°

Execution of management's overall strategy of the Perpetual Partnership model requires that the Company often have a less than 100% investment in each operating entity. Separate financial statements are required to track and monitor distributions due to former shareholders of each subsidiary, to perform minority interest calculations and to calculate the put rights of certain subsidiaries' minority shareholders. The owners of interests in certain Company subsidiaries have the right in certain circumstances to require the Company to acquire the remaining ownership interests held by them. The amount payable by the Company in the event such rights are exercised is dependent on various valuation formulas and on future events, such as the average earnings of the relevant subsidiary through that date of exercise, and the growth rate of the earnings of the relevant subsidiary during that period.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

°

In addition, there are other reasons to maintain separate financial statements for its subsidiaries e.g. to retain key personnel, by structuring incentive compensation based on entity level operating perform; and for Canadian and U.S tax purposes.

•	Organization Structure

Per paragraph 13 of SFAS 131, "Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment..."

All of the subsidiaries' senior managers in the Marketing Communications segment report directly to one of the three Managing Directors who in turn report to Steven Berns, Vice Chairman and EVP and Miles Nadal, President and CEO (chief operating decision maker). The Secure Products operations report directly to Steve Pustil, Vice Chairman who reports to Miles Nadal. There is no predetermined method or basis for assigning responsibility of the marketing communications businesses among the Managing Directors whether by country or nature of service. These decisions are generally made on the basis of time availability and relationships with the Founders.

•	Information Presented to the Board of Directors

The financial information reviewed by the Board of Directors during 2004 was contained in the Company's Form10-Q. This filing presents financial information on a consolidated basis and further broken down between the two segments, Marketing Communications and Secured Products. Paragraph 70 of FAS131 states, "In many enterprises, only one set of data is provided to the board of directors. That set of data generally is indicative of how management views the enterprises' activities." Budget data submitted to the Board for approval is presented consolidated, and then broken down by Marketing Communications, Secure Products and Corporate, in a format similar to the Flash report. The Strategic Plan dated January 16, 2005, that was presented to the Company's Board included financial information for total Marketing Communications with no further breakdown. On a monthly basis the Board receives analysis based on monthly actual operating results to budget broken down by Marketing Communications, Secure Products and Corporate.

•	External communications

The Company's approach in managing its operations is consistent with how the Company describes its businesses in its annual report and within various other published financial information. The financial and operating information that the Company's decision makers use to internally make decisions about the enterprise's operating matters is consistently segregated between Marketing Communications and Secured Products. This segmentation is also consistently used by the Company and its chief operating decision maker in external communications in the Company's website, www.mdc-partners.com, lender presentations, shareholder communications, Board of Directors presentations, etc.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

One of the loan covenants imposed upon the Company by its lender restricts the amount of capital expenditures made by the Company and has separate calculations for Marketing Communications and for Secured Products.

An analyst report dated August 27, 2004 by BMO Nesbitt Burns Research comments on the Company's performance as a marketing communications company that also owns and operates a Secure Products International division. Further, interviews by Miles Nadal or Chuck Porter in Adweek, Marketing, The New York Times, Advertising Age and Forbes contain information consistent with the segment disclosures being made in the Company's financial statements.

Based on the approach that management has taken to organize the operations within the enterprise for making operating decisions and assessing performance, the Company has concluded its continuing operations are comprised of two business segments – Marketing Communications and Secure Products International.

•	Aggregation of Operating Segments

The Company did not aggregate the Marketing Communications and Secured Products segments as they do not meet the criteria defined in paragraph 17 of SFAS 131.

The Company has concluded that it only has one operating segment within the Marketing Communications group based on the analysis provided above. However, the Company did undertake a review of the individual entities within the Marketing and Communications segment to assess if they would meet the criteria defined in paragraph 17 of SFAS 131. This analysis was also used in the Company's assessment of reporting units for goodwill impairment testing.

The Company's operating structure is such that there are no sub groupings of entities below the segment level therefore management reviewed the aggregation based on an entity level of the Marketing Communications business units. The aggregation criteria defined in paragraph 17 requires that operating segments exhibit similar long-term financial performance if they have similar economic characteristics. Management believes that the Marketing Communications business units are similar because these units are in a service business delivering similar products and services, the nature of the production process is similar in that it is predominantly human capital, and the types of customer serviced and the methods used to distribute the services is similar across all legal entities.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

•	Chart of Organizational Structure

As requested, attached hereto as Schedule 1 is the Company's Corporate Organization Chart, on which Miles Nadal, the chief operating decision maker, among other senior staff, is identified.

Note 18 – Related Party Transactions, page 99

8.	Disclose your transactions with related parties on the face of your financial statements, as required by Rule 4-08(k) of Regulation S-X.

                The related party transactions as described in Note 18 of the consolidated financial statements discuss a number of difference transactions as follows:

Note 18(a). The fees related to the annual compensation paid to our Chairman, President and Chief Executive Officer. However, these amounts were paid to his designees instead of being paid to him directly. Thus, we believe that since this is compensation Rule 4-08(k) is not applicable.

Note 18(b). There are no current balances included on the Company's balance sheet at December 31, 2004.

Note 18(c). The investment in Trapeze has zero value on our balance sheet at December 31, 2004 and there are no significant results of operations.

Note 18(d) and (e). The Company has determined that these items are not significant to warrant disclosure under Rule 4-08(k) as the amounts only represented 0.1% of our total operating expenses.

Note 19 – Commitments, Contingencies and Guarantees, page 100

9.	Tell us how you accounted for the put options associated with the remaining ownership interests in certain of your subsidiaries and your basis in the accounting literature.

As described under the Schedule of Current and Potential Ownership on page 11 of Form 10-K, the minority interest shareholders of certain Marketing Communications subsidiaries have the right to require the Company to acquire their ownership interest under certain circumstances pursuant to a contractual arrangement and the Company has similar call options under the same contractual terms. The amount of consideration under the put and call rights is not a fixed amount, but rather is dependent upon various valuation formulas and on future events, such as the average earnings of the relevant subsidiary through the date of exercise, the growth rate of the earnings of the relevant subsidiary through the date of exercise, etc. as described in note 19 to the consolidated financial statements.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

The put and call rights are not freestanding separately tradable instruments and were established pursuant to the various shareholder agreements. In certain cases, the shares held by the minority shareholders are not transferable to a third party and in the event they are transferable, the acquirer is subject to the same put and call options under the shareholder's agreement. The subsidiaries are not limited life entities. The original acquisitions are accounted for as a business combination under FAS 141.

The Company concluded that the put and call rights were excluded from the scope of SFAS 150 because the put and call rights are not freestanding, required to travel with the underlying shares upon a transfer, and impose a stated requirement that invalidates the rights and obligations of the shares.

The Company also concluded that the put and call rights are not derivatives under paragraph 9 of SFAS 133, as amended, as their terms do not require or permit net settlement. Thus, we believe the put and call rights are outside the scope of SFAS 133

The Company also concluded that the put and call rights are outside the scope of EITF 00-04 since these arrangements do not meet the terms of Derivative 1, Derivative 2 or Derivative 3 as described in the Abstract, specifically they are not fixed price forward contracts or fixed price put or call options or total return swaps.

Notwithstanding this, the Company believes that the put options should be given some accounting recognition. The Company believes that there should be a charge to minority interest expense over the life of the instrument to reflect the excess, if any, of the exercise price over the fair value of the minority shares at the date of the option being exercised – i.e. the loss on the put. No recognition would be given to any gain on the put option (i.e. if the exercise price is less than the fair value of the minority interest shares).

The Company believes that over the term that the option is outstanding, minority interest expense ("MI") in the P&L should reflect a charge for the excess of (i) the present value of the exercise price of the put option over (ii) the current fair value of the MI shares. The Company also believes that in any given year, the minority interest expense should be calculated based on the sum of a) MI's otherwise share of net earnings and b) the change in the excess put exercise price calculated above, if any. Minority interest on the balance sheet should be the sum of (1) the original NBV of MI and (2) the sum of (a) MI's cumulative share of earnings (net of distributions) and (b) the difference between the then FMV of the MI shares and the then present value of the put price.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

age 23 of 25

Following this approach, the Company only records the initial acquisition of shares and no further increase to goodwill and minority interest based on the then FMV of the business (i.e., the goodwill would reflect as though the Company owned its equity interest and not 100%). The additional goodwill recorded at the time the option is exercised will be the difference between the fair value of the additional business purchased and the carrying value of minority interest. That is, the excess of the put option exercise price over the fair value of the minority interest would have already been expensed.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures, page 116

10.

We note in your Form 10-Q for the quarter ended June 30, 2004 that you held an annual shareholders' meeting on June 9, 2004, at which meeting KPMG LLP was appointed as auditors of the company. Please file an Item 4.01 Form 8-K disclosing the information required by Item 304 of Regulation S-K or advise.

                    On May 6, 2004, the Company filed a press release disclosing the fact the Company's Board of Directors had resolved not to propose the Company's current auditors, BDO Dunwoody LLP, for re-appointment to the position as auditor of the Company at the next annual and special meeting of shareholders and to instead appoint KPMG LLP. On May 5, 2004, the Company was not a US domestic filer therefore the Company filed the related press release on a Form 6-K with the SEC on May 7, 2004, to disclose this appointment. The Company believes that it has met the filing requirements for the appointment of auditors.

Item 9A. Controls and Procedures, page 116

Disclosure Controls and Procedures, page 116

11.

We note that you have concluded your disclosure controls and procedures were adequate to provide reasonable assurance that recording, processing, summarizing and reporting of information required to be included in your SEC reports occurred. It appears that you did not disclose your conclusions regarding the effectiveness of your disclosure controls and procedures, as required by Item 307 of Regulation S-K. In addition, we note that material weaknesses in internal control over financial reporting existed as of December 31, 2004 and March 31, 2005. In light of these weaknesses, it appears that your disclosure controls and procedures were not effective as of December 31, 2004 and March 31, 2005. Please revise your Form 10-K and Form l0-Q to disclose that your disclosure controls and procedures were not effective as of the end of the period covered by the reports.

                In response to the Staff's comment, the Company, upon completion of its assessment in accordance with Regulation S-K 308, will amend its 2004 Form 10-K and its March 31 Form 10-Q to specifically state that the chief executive officer and the chief financial officer concluded that, as of December 31, 2004 and March 31, 2005, respectively, the Company's disclosure controls and procedures were not effective by adding a sentence to the following effect: "However, in light of the facts and material weaknesses described below, the CEO and the Vice Chairman have concluded that the Company's disclosure controls and procedures contained material weaknesses as of [period-end date] and were therefore not effective as of that date." As stated above, the Company believes that an appropriate time to make that amendment would be when it amends its Form 10-K to reflect the completion of management's SOX 404 assessment, as detailed in the following response to Staff comment 12, and accordingly would propose to make the requested amendment at that time.

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

12.

We note that you have not completed your assessment of the effectiveness of your internal control over financial reporting and your independent registered public accounting firm's attestation report on this assessment, as required by Item 308 of Regulation S-K. Tell us your estimated timetable for completing these requirements and amending your Form 10-K to include these reports.

The Company's management is continuing to work diligently to complete the SOX 404 report as soon as practicable, and will file a Form 10-K/A as soon as practicable to include our SOX 404 report and the related auditor attestation. The Company currently expects to file such Form 10-K/A by July 29, 2005.

*               *         *         *         *        *

As requested, by submission of this letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*               *         *         *         *        *

Mr. Larry Spirgel

Securities and Exchange Commission

June 14, 2005

Please direct any questions concerning the above responses to the undersigned (telephone: (212) 463-3628; fax: (212) 463-3274), with copies to Ethan Klingsberg (Cleary Gottlieb; telephone: (212) 225-2588; fax: (212) 225-3999).

Very truly yours,

Mitchell Gendel

General Counsel & Corporate Secretary

MDC Partners Inc.

Enclosures

cc:	Melissa Hauber, Esq.
Robert S. Littlepage, Jr., Esq.
Securities and Exchange Commission
Bruce Toner (KPMG)

Miles S. Nadal, Chairman, President and Chief Executive Officer
Steven Berns, Vice Chairman and Executive Vice President
MDC Partners Inc.
Members of the Audit Committee of MDC Partners Inc.